UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-35729

JOYY INC.

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

JOYY Closes Sale of YY Live

On February 25, 2025, JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”) entered into agreements with Baidu, Inc. (NASDAQ: BIDU) (“Baidu”) with respect to the sale of the video-based entertainment live streaming business in mainland China previously owned by the Company (known as YY Live), for an aggregate purchase price of approximately US$2.1 billion in cash. The Company previously received approximately US$1.86 billion in February 2021, and, today, the Company received additional cash consideration of approximately US$240 million.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this Form 6-K is as of the date of this Form 6-K, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.

By:	/s/ Ting Li
	Name:	Ting Li
	Title:	Chairman and Chief Executive Officer

Date: February 25, 2025